UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure:
AngloGold Ashanti Seeks CC&V Partner or Buyer, Receives Mali Approach

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
31 March 2015
NEWS RELEASE
AngloGold Ashanti Seeks CC&V Partner or Buyer, Receives Mali Approach
AngloGold Ashanti today confirmed that it has initiated a plan to identify a joint venture partner or buyer of its
Cripple Creek & Victor (CC&V) mine in the United States, and has also received an approach for the purchase of its stakes in the Sadiola and Yatela mines in Mali.
“As we have mentioned since the latter part of 2014, we will work actively to reduce our net debt levels over the next two to three years to provide the company with greater financial flexibility, but in doing so, we will not act in haste nor compromise long-term value.” AngloGold Ashanti Chief Executive Officer Srinivasan
Venkatakrishnan said. “As one of a number of options in this regard, we have initiated a plan to identify a joint venture partner or purchaser in respect of our in terests in CC&V.”
AngloGold Ashanti is pursuing a range of measures to simplify its portfolio, improve cash flow generation and reduce debt. These steps include plans to realise additional savings from current operations, capture synergies from combining neighbouring mines and infrastructure in South Africa, introduce partners in its
Colombia business and enter into a joint venture or sell one of its operating assets.
CC&V is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. The mine produced 211,000 ounces of gold in 2014. Production from the mine life extension (MLE1) project, which involved expanding capacity at the heap-leach pad, began in 2011. A further life extension and production expansion project (MLE2), approved in 2012, is in implementation phase and is expected to increase production from 2015.
AngloGold Ashanti has over the past 24 months taken decisive action to cut overhead expenditure by two-
thirds while improving the quality of its portfolio by bringing into production two new, low-cost mines, selling some assets, closing others and removing loss-making ounces from ongoing operations. All-in sustaining costs for 2014 were 18% lower than in 2012, with further reductions forecast this year.
In line with an objective to simplify and improve the overall quality of its portfolio, the company intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela, which produced 85,000 and 11,000 attributable ounces of gold respectively, in 2014. AngloGold Ashanti confirms that it has been approached by a potential buyer who meets its qualifying criteria, and a binding bid has been requested.
There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed. Additional detail on both transactions is available on page 50 of the 2014 Integrated Report released today.
About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti is the third largest gold mining company in the world, measured by production.
AngloGold Ashanti produced 4.4Moz of gold in 2014, generating $5.2bn in gold income, utilising $1.2bn capital expenditure. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to $1,026/oz in 2014 compared with $1,174/oz in
2013. All-in costs, which also include capital expenditure on projects, fell 22% over the same period, to

$1,148/oz from $1,466/oz the previous year. AngloGold Ashanti has an attributable Ore Reserve of
57.5Moz of gold and an attributable Mineral Resource of 232.0Moz.
ENDS
31 March 2015
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the
United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2015
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary